UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 9, 2018

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

The information included under the heading “Completion of Acquisition or Disposition of Assets” below of this Current Report on Form 6-K is incorporated herein by reference.

Completion of Acquisition or Disposition of Assets.

As previously reported, on November 1, 2018, Talend, Inc., a wholly-owned subsidiary of Talend S.A., (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stitch Inc., a Delaware corporation (“Stitch”), Niagara Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, as the representative on behalf of the securityholders of Stitch (the “Securityholder Representative”). The transaction closed on November 9, 2018. Pursuant to the Merger Agreement, the transaction was structured as a merger of Merger Sub with and into Stitch (the “Merger”), with Stitch surviving the Merger and becoming a wholly-owned subsidiary of the Company.

Pursuant to the Merger Agreement, at the effective time of the Merger, all of the capital stock of Stitch and all of the outstanding and unexercised stock options, both vested and unvested, warrants and other interests in Stitch were converted into the right to receive approximately $60,000,000 in cash, subject to certain adjustments and conditions set forth in the Merger Agreement. Of such amount, $6,000,000 in cash will be held in escrow for a one-year period after the closing of the Merger to secure the indemnification obligations of Stitch’s securityholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: November 9, 2018	By:	/s/ AARON ROSS
Aaron Ross
General Counsel